Exhibit 99.44

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY AND ANY SECURITY ISSUED ON CONVERSION HEREOF MUST NOT TRADE THE SECURITY BEFORE DECEMBER 29, 2023.

NURAN WIRELESS INC.

SECURED CONVERTIBLE DEBENTURE

PRINCIPAL AMOUNT: $266,783.10	Date: August 28, 2023

1.	Promise to Pay FOR VALUE RECEIVED, the undersigned, Nuran Wireless Inc. (the “Corporation”) promises to pay to or to the order of Masha Posen, at [Redacted – Personal Information] (the “Debentureholder”), or such other place and/or person as the Debentureholder may direct by notice in writing to the Corporation, the principal amount of $266,783.10 in lawful money of Canada (inclusive of an extension fee representing equal to 5% of the purchase price)(the “Principal Amount”), together with interest and all other Obligations (as hereafter defined), subject to the terms and conditions contained herein.

2.	Definitions and Interpretation

2.1	As used herein, the following terms shall have the following respective meanings, unless the context otherwise requires:

“Business Day” means any day except Saturday, Sunday or any statutory holiday in the City of Vancouver, B.C., Canada.

“Common Shares” means fully-paid and non-assessable common shares in the capital of the Corporation as constituted on the date hereof, and after the date hereof any other shares, other securities, money or property which the Debentureholder is entitled to receive in respect or substitution thereof upon conversion of this Debenture pursuant to Section 7.

“Conversion Price” has the meaning ascribed thereto under Section 5.

“Corporation” means Nuran Wireless Inc., a corporation incorporated under the laws of the Province of British Columbia and includes any successor to or of the Corporation which shall have complied with the provisions of Section 16.

“Credit Documents” means, collectively, the Debentures, the Security Agreements, and all certificates, notices, agreements and other documents delivered to the Debentureholder, or entered into by the Debentureholder pursuant to or in connection with the Debentures.

“CSE” means the Canadian Securities Exchange or such other recognized stock exchange in Canada or the U.S. upon which the Corporation’s Common Shares are principally traded.

“Debenture” means this secured convertible debenture as it may be amended, supplemented or restated from time to time.

“Debentureholder” shall have the meaning ascribed to such term in the introductory paragraph hereto.

“Debt” of any Person at any date, without duplication, means:

(a)	all indebtedness of such Person for borrowed money;

(b)	all obligations of such Person for the deferred purchase price of property or services;

(c)	all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments;

(d)	all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property);

(e)	all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any equity interests in such Person or any other Person or any warrants, rights or options to acquire such equity interests, valued, in the case of redeemable preferred interests, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends;

(f)	all obligations of such Person, contingent or otherwise, as an account party or applicant under acceptance, letter of credit or similar facilities in respect of obligations of the kind referred to in (a) through (e);

(g)	all guarantee obligations of such Person in respect of obligations of the kind referred to in (a) through (f); and

(h)	all obligations of the kind referred to in (a) through (g) secured by (or which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including accounts and contract rights) owned by such Person, whether or not such Person has assumed or become liable for the payment of such obligation;

“Dividends Paid in the Ordinary Course” means cash dividends declared payable on the Common Shares in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, an amount greater than:

(a)	fifty (50%) percent of the retained earnings of the Corporation as at the end of its immediately preceding fiscal year; and

(b)	one hundred (100%) percent of the aggregate consolidated net income of the Corporation, determined before computation of extraordinary items, for its immediately preceding fiscal year;

“Encumbrance” means any mortgage, charge, pledge, hypothecation, lien, assignment, lease intended as security, conditional sale agreement or other title retention arrangement, security interest or other encumbrance of any nature creating in favour of any Person a right or interest in respect of real or personal property that is prior to the right of any other creditor or claimant in respect of such property;

“Event of Default” shall have the meaning ascribed to such term in Section 9.2.

“Exercise Date” shall have the meaning ascribed to such term in Section 7.

“Expiration Time” means 5:00 pm (Vancouver time) on the Maturity Date.

“Indebtedness” means, at any time and from time to time, all of the Principal Amount, any accrued interest and any other amount owing pursuant to this Debenture, in each case which has not been paid to the Debentureholder by the Corporation.

“Interest Rate” shall have the meaning ascribed to such term in Section 4.1.

“Maturity Date” means August 28, 2024 or such earlier date as the principal amount hereof may become due, including but not limited to section 9.6 hereof, subject to and in accordance with the terms, conditions and provisions hereof, and subject to extension upon mutual agreement of the parties.

“Material Adverse Change” means a material adverse effect on (i) the ability of the Corporation to pay its obligations hereunder as and when due; (ii) the business, operation, prospects, assets or condition, financial or otherwise, of the Corporation or any Subsidiary; or (iii) the ability of the Corporation or any Subsidiary to perform any other material obligations to the Debentureholder under this Debenture or any other present or future agreements in respect of the property and assets of the Corporation.

“Obligations” means all Indebtedness, liability and other obligations of the Corporation hereunder or under the Security Agreements, and any other agreement between the Corporation and the Debentureholder.

“Original Issuance Date” means August 28, 2023.

“Permitted Encumbrances” means:

(a)	Encumbrances created pursuant to or arising under any Credit Document;

(b)	Any Encumbrances created prior to the date of this Debenture; and

(c)	Encumbrances imposed by law for taxes, assessments or governmental charges or levies not yet due or which are being contested in good faith and by appropriate proceedings diligently conducted if, unless the amount is not material with respect to it or its financial condition, adequate reserves with respect thereto are maintained in accordance with IFRS on the books of the applicable Person.

“Person” includes an individual, a trust, a partnership, a body corporate or politic, a syndicate, a joint venture, a company, an association and any other form of incorporated or unincorporated organization or entity.

“Principal Amount” has the meaning ascribed thereto in Section 1.

“Recognized Exchange” means the CSE, the TSX Venture Exchange or the Toronto Stock Exchange.

“Securities Laws” means, collectively, the applicable securities laws of the relevant jurisdictions, the regulations, rules, rulings and orders made thereunder, the applicable policy statements issued by the securities regulators thereunder, the securities legislation and policies of each other relevant jurisdiction and the rules of the relevant stock exchange, in each case in effect from time to time.

“Security Agreement” means the general security agreement executed by the Corporation in favour of the Debentureholder and dated as of the date hereof and delivered on issuance of the Debenture, as they may be amended, supplemented or restated from time to time.

“Subsidiary” means a business entity which is controlled, directly or indirectly by another business entity (as used herein “business entity” includes a corporation, company, partnership, limited partnership, trust or joint venture).

“Unit” means units of the Corporation, comprised of (i) one Common Share; and (ii) three quarters (3/4) of one Warrant.

“Warrant” means each whole warrant underlying the Units, each Warrant shall entitle the holder to acquire one additional Common Share for $0.40 until August 28, 2026, in the form as set out hereto as Schedule “C”.

2.2	Interpretation

Words importing the singular only shall include the plural and vice versa, words importing the masculine gender shall include the feminine gender and words importing persons shall include firms and corporations and vice versa.

2.3	Headings

The division of this Debenture into Articles and Sections and the use of headings are for convenience of reference only and shall not affect the construction or interpretation of this Debenture.

2.4	Time of Essence

Time is of the essence of this Debenture.

2.5	Currency

Unless otherwise specified, all dollar amounts in this Debenture, including the symbol “$”, refer to Canadian currency.

2.6	Business Day

If the date upon which any amount is payable by the Corporation, or upon which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such amount shall be payable or such other action shall be taken on or by the next succeeding Business Day.

3.	Payment

(a)	Unless the Indebtedness is redeemed or converted in accordance with this Debenture, the Corporation shall pay to the Debentureholder the Indebtedness on the Maturity Date.

(b)	Upon the Principal Amount and interest (including interest on amounts in default, if any) on this Debenture and all other money payable hereunder having been paid or satisfied, the Debentureholder shall, at the request of the Corporation, release and discharge this Debenture. Upon such request, the Debentureholder shall execute and deliver such instruments as it shall be advised by the Corporation’s counsel are requisite to release the Corporation from its covenants herein contained.

4.	Interest

4.1	The Principal Amount shall bear interest at a rate of 15% per annum from the Issuance Date, payable on the last business day of each calendar quarter, first interest payment being paid on December 31, 2023. Notwithstanding the forgoing, in the event of any Event of Default or if any amount remains unpaid that are past due, shall bear interest at a rate of 25% per annum (the “Interest Rate”), payable on demand, from the date of such Event of Default or non-payment until paid in full, calculated daily and (subject to Section 4.2) payable in cash.

4.2	The Debentureholder may elect to receive any accrued interest in cash or, subject to any required regulatory approval (including any required approval of a relevant stock exchange), in Units at a price per Unit equal to the lower of (i) the Conversion Price, and (ii) minimum price permitted by the relevant stock exchange or other regulatory body. In the event that the Debentureholder elects to receive accrued interest in Units, the Corporation shall register such Units in the name and address of the Debentureholder set out on the face page of this Debenture and mail certificates or other evidence of the issuance such Units to such address. Fractional Units will not be issued on any interest payment and in lieu thereof the Corporation will round up to the next full Units if the fraction is 0.5 or greater, and will round down and issue no additional Unit if the fraction is below 0.5.

5.	Conversion Price

5.1	The conversion price (“Conversion Price”) of the Debenture shall be, subject to adjustment as provided in Section 8 below, $0.35 per Unit.

6.	Redemption and Repurchase by the Corporation

6.1	Subject to Section 7, the Corporation may, at its option, without penalty or bonus (other than as described herein), subject to providing not less than 10 business days prior written notice to the Debentureholder, redeem the Debentures, in whole or, from time to time, in part, in consideration of the payment of 103% of Principal Amount then outstanding plus accrued and unpaid interest and any other amounts owing pursuant to this Debenture (the “Early Redemption”).

6.2	The Corporation may purchase the Debentures for cancellation in the market or by tender or by private contract at any time, subject to applicable regulatory provisions.

7.	Conversion by the Debentureholder

7.1	Subject to the provisions of this Debenture and any regulatory approval, the Debentureholder shall have the right, at the option of the Debentureholder at any time while any Indebtedness remains unpaid under the Debenture, except that for any amount subject to Early Redemption, the close of business on the Business Day preceding the date fixed for Early Redemption, to elect to convert a part or all of the Indebtedness then outstanding into Units at the Conversion Price.

7.2	Fractional Units will not be issued on any conversion and in lieu thereof the Corporation will round up to the next full Unit if the fraction is 0.5 or greater, and will round down and issue no additional Unit if the fraction is below 0.5.

7.3	If the Debentureholder desires to convert the Indebtedness it shall send to the Corporation prior to the date on which the Indebtedness is to be converted into Units (the “Exercise Date”) a notice, in the form of Schedule “A” (the “Conversion Notice”), of the conversion specifying the Exercise Date and the number of Units to be issued upon conversion. On the Exercise Date, the Debentureholder shall be entered in the books of the Corporation as the holder of the number of Common Shares and Warrants comprising the Units resulting from the conversion and shall be treated for all purposes (including the right to receive dividends) as the holder of record of such Common Shares which shall be deemed outstanding as fully paid and non-assessable.

7.4	If the Debentureholder sends a Conversion Notice, the Debentureholder must thereafter surrender this Debenture to the Corporation in exchange for Common Share certificates (the “Share Certificates”) and Warrant certificates (the “Warrant Certificates”) of Corporation in the name of Debentureholder evidencing the ownership of that number of Common Shares and Warrants comprising the Units specified in the Conversion Notice. As soon as practicable after the surrender of this Debenture by the Debentureholder to the Corporation (but in no event prior to the Exercise Date), the Corporation shall deliver or arrange for the delivery of the Share Certificates and Warrant Certificates to the Debentureholder. In the event of the conversion of this Debenture in part, the Corporation shall, without charge, forthwith execute and deliver to the Debentureholder a new debenture in a principal amount equal to the unconverted part of this Debenture so surrendered in the same form as this Debenture, except as to Principal Amount.

7.5	If the Debentureholder fails to surrender this Debenture within five (5) business days from the Exercise Date, the Share Certificates and Warrant Certificates will be set aside in trust for the Debentureholder and such setting aside shall for all purposes be deemed to satisfy the Corporation’s obligations to the Debentureholder pursuant to this Section 7 and the Debentureholder shall have no right, except upon surrender of this Debenture to the Corporation, to receive the Share Certificates and Warrant Certificates.

7.6	If the Corporation fails to deliver the Share Certificates and Warrant Certificates to the Debentureholder within five (5) business days from the Exercise Date, the Corporation shall pay to the Debentureholder, in cash, an amount equal to 2% of the amount of Indebtedness being converted pursuant to the Conversion Notice for the applicable Exercise Date, which amount shall accrue daily until the Share Certificates and Warrant Certificates have been delivered to the Debentureholder.

7.7	Without the prior written consent of the Corporation, the Debentureholder will not be permitted to convert the Debenture into Units at the Conversion Price to the extent that, after giving effect to such conversion, the undersigned (together with the Debentureholder’s affiliates acting jointly or in concert with the undersigned, the “Joint Actors”)) would beneficially own in excess of 9.9% of the number of the Common Shares issued and outstanding immediately after giving effect to such conversion, on a partially diluted basis assuming the conversion of all securities of the Joint Actors which are convertible into Common Shares within sixty (60) days from the proposed Exercise Date.

8.	Adjustment of Conversion Price

8.1	Reclassifications, Reorganizations, etc. In case of any amalgamation of the Corporation with, or merger of the Corporation into, any other corporation with the result that the Corporation ceases to exist in its present capacity, or in case of any sale, transfer or other disposition of all or substantially all of the assets of the Corporation, the successor corporation or holder of the corporation’s assets as the case may be shall, and the Corporation shall cause such successor corporation or holder of the corporation’s assets to, give notice in the manner specified in Section 20 to the Debentureholder. Such notice shall confirm that the Debentureholder shall have the right to convert the Debenture into the kind and amount of Units and other securities and property receivable upon such amalgamation, merger or sale by a holder of the number of Common Shares into which such Debenture and Warrant might have been converted immediately prior to such event. Such notice shall confirm adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section.

8.2	Certificates as to Adjustment The Corporation shall from time to time forthwith after the occurrence of any event which requires adjustment or readjustment as provided in Section 8, deliver to the Debentureholder, an officer’s certificate specifying the nature of the event requiring the adjustment or readjustment and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

8.3	Notice of Special Matters The Corporation covenants that so long as this Debenture remains outstanding, it will give notice to the Debentureholder at the address provided for in Section 20, of its intention to fix a record date or agreement date for any event which may give rise to an adjustment in the Conversion Price and, in each case, such notice shall specify the particulars of such event and the record date, the agreement date and the effective date for such event, provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 7 days in each case prior to such applicable record date. The Corporation shall not during the period of such notice close the transfer books for Common Shares so as to prevent the conversion of this Debenture or fix a record date for voting so as to prevent the Common Shares resulting from a conversion of this Debenture from being voted. Nothing in this Section 8.3 shall in any manner derogate from or compromise the Debentureholder’s rights to receive notice pursuant to any applicable laws.

8.4	In case the Corporation after the date hereof shall take any action affecting its Common Shares, other than any action described in this Section 8, which would, in the opinion of the directors of the Corporation, acting reasonably materially affect the conversion rights of the Debentureholder, the Conversion Price shall be adjusted in such manner, at such time and by such action by the directors of the Corporation, as they may determine, acting reasonably, to be equitable to the Debentureholder and the Corporation in the circumstances, but subject in all cases to any necessary regulatory approval.

8.5	The adjustments provided for in this Section 8 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section 8, provided that, notwithstanding any other provision of this Section 8, no adjustment shall be made which would result in any increase in the Conversion Price (except upon a consolidation, reduction or combination of outstanding Common Shares) and no adjustment of the Conversion Price shall be required unless such adjustment would require a decrease of at least 1% in the Conversion Price then in effect; provided, however, that any adjustments which by reason of this subsection are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

8.6	In the event that the CSE or any securities regulatory body of an applicable jurisdiction does not approve (if such approval is required) a requested downward Conversion Price adjustment as provided for under this Debenture, then such adjustment shall be reduced to the maximum permitted price, and any such shortfall will be paid to the Debentureholder in cash, securities, or a combination thereof by the Corporation, at the reasonable discretion of the board of directors of the Corporation, to achieve a substantially similar economic result to the Debentureholder subject to compliance with the rules and policies of the CSE or applicable securities regulatory body

9.	Covenants and Events of Default and Representations

9.1	Covenants The Corporation covenants and agrees, on its own behalf and on behalf of each Subsidiary (where applicable) with the Debentureholder that, so long as this Debenture is outstanding and in force and except as otherwise permitted by the prior written consent of the Debentureholder:

(a)	To Pay Principal and Interest: The Corporation will duly and punctually pay or cause to be paid to the Debentureholder the principal of, premium (if any) and interest accrued on the Debentures of which it is the holder on the dates, at the places and in the manner mentioned herein and in the Debentures.

(b)	Notice of Event of Default: The Corporation shall forthwith notify the Debentureholder of the occurrence of any Event of Default or any event of which it is aware which with notice or lapse of time or both would constitute an Event of Default together with full details and any action proposed to be taken.

(c)	Preservation of Existence, etc: Subject to the express provisions hereof, the Corporation will carry on and conduct its activities, and cause its Subsidiaries to carry on and conduct their businesses, in a business-like manner and in accordance with good business practices; and, subject to the express provisions hereof, it will do or cause to be done all things necessary to preserve and keep in full force and effect its existence and rights.

(d)	Keeping of Books: The Corporation will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Corporation and each Subsidiary in accordance with generally accepted accounting principles.

(e)	Maintain Listing: The Corporation will use reasonable commercial efforts to maintain the listing of the Common Shares on the Canadian Securities Exchange or other Recognized Exchange, and to maintain the Corporation’s status as a “reporting issuer” not in default of the requirements of the applicable Securities Laws.

(f)	Withholding Matters: All payments made by or on behalf of the Corporation under or with respect to the Debentures (including, without limitation, any penalties, interest and other liabilities related thereto) will be made free and clear of and without withholding, or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related hereto) imposed or levied by or on behalf of the Government of Canada or the United States or elsewhere, or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (“Withholding Taxes”), unless the Corporation is required by law or the interpretation or administration thereof, to withhold or deduct any amounts for, or on account of Withholding Taxes. If the Corporation is so required to withhold or deduct any amount for, or on account of, Withholding Taxes from any payment made under or with respect to the Debentures, the Corporation shall deduct and withhold such Withholding Taxes from any payment to be made or with respect to the Debentures and, provided that the Corporation forthwith remits such amount to the relevant governmental authority or agency, the amount of any such deduction or withholding will be considered an amount paid in satisfaction of the Corporation’s obligations under the Debentures. There is no obligation on the Corporation to gross-up or pay additional amounts to a holder of Debentures in respect of such deductions or withholdings. For greater certainty, if any amount is required to be deducted or withheld in respect of Withholding Taxes upon a conversion of a Debenture, the Corporation shall be entitled to liquidate such number of Common Shares (or other securities) issuable as a result of such conversion as shall be necessary in order to satisfy such requirement. The Corporation shall provide the Debentureholder with copies of receipts or other communications relating to the remittance of such withheld amount or the filing of any forms received from such government authority or agency promptly after receipt thereof.

(g)	No Material Change of Business: The Corporation will notify the Debentureholder in the event of any Material Adverse Change. The Corporation will notify the Debentureholder in the event it receives notice of any regulatory, governmental or criminal citation, notice of violation, investigation or proceeding that may have a material impact on the Corporation’s license, business activities or operations. The Corporation will notify the Debentureholder in the event it receives notice of any non-compliance citations or notices of violations, of which the Corporation is aware, that may have a material impact on the investee’s, supplier’s or customers’ license, business activities or operations.

(h)	No Encumbrances: The Corporation not permit any lien or encumbrance to be made or exist, upon its property and assets, or the property and assets other than liens or encumbrances pertaining to the Security Agreements, the Permitted Encumbrances, and statutory liens in favour of governmental authorities for amounts not yet overdue, unless such lien or encumbrance is subordinated to the Security Agreements.

9.2	Events of Default Subject to section 9.6 below, unless waived in writing by the Debentureholder, any one or more of the following events shall constitute an Event of Default hereunder:

(a)	failure for 10 days to pay interest on the Debentures when due;

(b)	failure to pay principal or premium (whether by way of payment of cash or delivery of Units), if any, when due on the Debentures whether at maturity, upon redemption, by declaration or otherwise;

(c)	default in the delivery, when due, of any Share Certificate or Warrant Certificate or other consideration, payable on conversion with respect to the Debentures, which default continues for 10 business days;

(d)	default in the observance or performance of any covenant or condition of the Debenture by the Corporation and the failure to cure (or obtain a waiver for) such default for a period of 10 business days after the default was discovered;

(e)	failure to complete the anticipated funding of at least US$20,000,000 from the Development Financing Institutions before September 30, 2023;

(f)	if, during the period from date hereof to September 30, 2023 (the “Initial Price Threshold Period”) the following event does not occur at any time during the Initial Price Threshold Period: the volume weighted average price of the Common Shares on the CSE exceeds $0.45 for any period of 10 consecutive trading days;

(g)	if, during the period from October 1, 2023 to November 15, 2023 (the “Second Price Threshold Period”) the following event does not occur at any time during the Second Price Threshold Period: the volume weighted average price of the Common Shares on the CSE exceeds $0.45 for any period of 10 consecutive trading days;

(h)	if a decree or order of a Court having jurisdiction is entered adjudging the Corporation a bankrupt or insolvent under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of, the property of the Corporation, or appointing a receiver of, or of any substantial part of, the property of the Corporation or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 60 days;

(i)	if the Corporation institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of, the property of the Corporation, or any Subsidiary or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(j)	if, after the date of this Debenture, any proceedings with respect to the Corporation are taken with respect to a compromise or arrangement, with respect to creditors of the Corporation generally, under the applicable legislation of any jurisdiction;

(k)	if the Corporation grants any security interest, other than the Permitted Encumbrances, in any property or assets of the Corporation, which ranks pari passu or senior to the security interest granted hereunder without the prior written consent of Debentureholder;

(l)	if the Corporation, without the prior written consent of the Debentureholder, (i) grants any security interest (other than Permitted Encumbrances) in any property or assets of the Corporation which are explicitly excluded from the collateral set out in the Security Agreements, including but not limited to, the assets or licenses, or (ii) sell any of the assets explicitly excluded from the collateral set out in the Security Agreements;

(m)	if, within 30 days from the date hereof, the Corporation fails to cause the indebtedness evidenced by this Debenture to be secured by a security agreement executed by the Corporation, in favour of the Debentureholder, granting to the Debentureholder a security interest on all the assets of the Corporation, except such assets as may be subject to a prior encumbrance pursuant to the terms of the Permitted Encumbrances; or

(n)	if, within 30 days from the Original Issuance Date, the Corporation fails to cause the Indebtedness evidenced by this Debenture to be secured by way of a Hypothec in favour of the Debentureholder or its duly authorized agent, which default continues for 10 days.

9.3	Acceleration Upon the occurrence of any one or more of the Events of Default, the Indebtedness outstanding at that time shall be accelerated, and shall become immediately due and payable at the option of the Debentureholder. Alternatively, upon the occurrence of any one or more of the Events of Default, the Debentureholder may, by giving written notice thereof to the Corporation, elect to convert, in whole or in part, the Indebtedness then outstanding in accordance with the terms hereof.

9.4	Remedies Cumulative The rights and remedies of the Debentureholder hereunder are cumulative and in addition to and not in substitution for any rights or remedies provided by law.

9.5	Non-Merger The taking of a judgment or judgments or any other action or dealing whatsoever by the Debentureholder in respect of any security given by the Corporation (if any) to the Debentureholder shall not operate as a merger of any indebtedness or liability of the Corporation to the Debentureholder or in any way suspend payment or affect or prejudice the rights, remedies and powers, legal or equitable, which the Debentureholder may have in connection with such liabilities and the surrender, cancellation or any other dealings with any security for such liabilities shall not release or affect the liability of the Corporation hereunder or any security held by the Debentureholder. All Obligations shall survive the Maturity Date until all Obligations of the Corporation hereunder have been satisfied and discharged in accordance with this Debenture.

9.6	EIB Grace Period Notwithstanding the foregoing, for the purposes of ensuring the Company does not trigger an event of default pursuant to the finance contracts with European Investment Bank and a loan agreement between NuRAN Wireless (Africa) Holding and Finnish Fund for Industrial Cooperation Ltd., the occurrence of any event set out in Sections 9.2(d)-(g) and 9.2(k)-(n) shall not constitute an Event of Default herein, and shall have an additional grace period of 20 business days during which the parties shall agree to enter into a debt settlement agreement to reduce the Conversion Price, but ensure that this Debenture is not required to be prepaid or discharged before the Maturity Date. Any debt settlement entered into during this grace period shall not constitute a prepayment or discharge before the Maturity Date, and the Maturity Date shall remain the Maturity Date pursuant to the debt settlement agreement.

10.	Security

10.1	The Obligations are secured by the grant to the Debentureholder of a security interest in all of the property and assets of the Corporation (except such assets as may be specifically excluded), as provided in the Security Agreements.

The Corporation acknowledges and agrees to secure the repayment of the Obligations by a hypothec or other similar form of lien or charge in favour of the Debentureholder (the “Hypothec”) or its duly authorized agent in any Provinces where the collateral of the Corporation is located within 30 days of the Original Issuance Date.

The Obligations shall also be secured by such other security as may be required to be delivered or caused to be delivered by the Corporation to the Debentureholder pursuant to the terms hereof or any other agreement between the Corporation and the Debentureholder.

The Debentureholder acknowledges and agrees that this Debenture will rank pari passu with each other Debenture of the same series issued as of the date hereof (regardless of their terms of issue), and shall be subject to the terms and conditions of the Agency and Interlender Agreement dated as of the date hereof among the Corporation, Shimcity Inc. and the Debentureholder.

11.	Person Entitled to Payment

The Debentureholder shall be entitled to payment of all amounts due hereunder free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate Debentureholder hereof and all persons may act accordingly and a transferee of this Debenture shall become the Debentureholder of this Debenture free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous Debentureholder hereof, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

12.	Supplement to Debenture

12.1	From time to time the Corporation shall, when so directed by the Debentureholder, execute, acknowledge and deliver by its proper officers, deeds or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a)	making such provisions not inconsistent with this Debenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debenture which do not affect the substance thereof and which provisions and modifications will not, in the opinion of the Debentureholder’s solicitor, be prejudicial to the interests of the Debentureholder;

(b)	evidencing the succession or the successive successions of other corporations to the Corporation and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Debenture; and

(c)	for any other purpose not inconsistent with the terms of this Debenture.

12.2	The Corporation may correct any typographical or other manifest errors in this Debenture, provided that in the opinion of the Debentureholder’s solicitor such corrections will not prejudice the rights of the Debentureholder hereunder and may execute all such documents as may be necessary to correct such errors.

13.	Mutilation, Loss, Theft or Destruction

In case this Debenture shall become mutilated or be lost, stolen or destroyed, the Corporation shall execute and deliver a new Debenture having the same date of issue upon surrender and cancellation of the mutilated Debenture, or in case this Debenture is lost, stolen or destroyed, in lieu of and in substitution for the same. In case of loss, theft or destruction the person applying for a substituted Debenture shall furnish to the Corporation such evidence of such loss, theft or destruction as shall be satisfactory to the Corporation, shall furnish an indemnity satisfactory to the Corporation (but in any event in an amount not exceeding the principal amount outstanding) and shall pay all reasonable expenses incidental to the issuance of any substituted Debenture.

14.	Debentureholder Not a Shareholder

This Debenture shall, in itself, not confer or be construed as conferring upon the Debentureholder any right or interest whatsoever as a shareholder of the Corporation, including, but not limited to, the right to vote at, to receive notice of, or to attend meetings of shareholders or any other proceedings of the Corporation, or the right to receive dividends and other distributions.

15.	Transfer of Debentures

15.1	The Corporation shall maintain a register on which are recorded the names and addresses of each holder hereof. Subject to compliance with the terms of this Debenture and with applicable laws and regulations, a transfer shall be recorded by the Corporation in the register of holders hereof maintained by the Corporation, upon surrender of this Debenture with the Transfer Form in the form attached hereto as Schedule “B” duly completed by the Debentureholder or by its duly authorized attorney or representative, or accompanied by proper evidence of succession, assignment or other authority to transfer on behalf of the Debentureholder. Upon each transfer the Corporation shall cancel this Debenture and execute and deliver such replacement debenture as is required, in the form hereof.

15.2	Restrictions on Transfers: The Corporation shall not register any transfers of the Debenture or issue or transfer any Units issuable on conversion of the Debenture:

(a)	to a United States person, any person in the United States or any person for the account or benefit of a United States person or a person in the United States except pursuant to Rule 144 under the United States Securities Act of 1993, as amended (the “U.S. Securities Act”), if available; and

(b)	in connection with any transfers or conversions which are otherwise not in compliance with (i) the U.S. Securities Act and the regulations thereunder if applicable, (ii) the Securities Act (B.C.) and the rules and regulations thereunder, (iii) applicable securities laws and regulations of other relevant jurisdictions, or (iv) the policies of the CSE;

Notwithstanding anything to the contrary contained herein but subject to the terms of this Section 15, no assignment or transfer of any right or interest in this Debenture shall be permitted except in compliance with applicable Securities Laws and the transferee, assignee or Debentureholder as the case may be, furnishes to the Corporation such evidence as the Corporation may reasonably require in order to satisfy itself with respect to the foregoing. No prior written consent of the Corporation is required to permit the assignment or transfer of any right or interest in this Debenture by a Debentureholder to any affiliate of the Debentureholder or to any investment fund managed by the Debentureholder’s manager or its affiliate provided the other conditions to such assignment or transfer as provided in this Section 15 are satisfied. Any purported assignment or transfer of any right or interest in this Debenture by a Debentureholder that is not in compliance with this Section 15 shall be null and void.

The appropriate legends, as follows, will be placed on the certificates representing the Units issued on conversion of the Debenture denoting the restrictions on transfer imposed by applicable securities laws, including but not limited to the following legends:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE DECEMBER 29, 2023.”

16.	Certain Requirements re: Successor Corporations

The Corporation shall not, directly or indirectly, sell, lease, transfer or otherwise dispose of all or substantially all of its property and assets as an entirety to any other entity, and shall not consolidate, amalgamate, reorganize or merge with or into any other corporation (any such other entity or corporation being herein referred to as a “successor corporation”) unless:

(a)	the Corporation has received express written consent for such transaction from the Debentureholder;

(b)	the successor corporation shall execute, prior to or contemporaneously with the consummation of any such transaction, such instruments as are reasonably necessary to evidence the assumption by the successor corporation of the due and punctual payment of the outstanding amount of this Debenture or the reservation and allotment for issuance of a sufficient number of shares to satisfy the conversion privilege and interest payment obligations hereunder and upon the due exercise of the Warrants and to observe and perform all the covenants and obligations of the Corporation under this Debenture;

(c)	the successor corporation shall execute, prior to or contemporaneously with the consummation of any such transaction, such instruments as are reasonably necessary to evidence the assumption by the successor corporation of the due performance of all the covenants and obligations of the Corporation under the Security Agreements, in forms acceptable to the Debentureholder;

(d)	such transaction shall be upon such terms as to preserve and not to impair any of the rights or powers of the Debentureholder hereunder or any security pertaining hereto or thereto; and

(e)	immediately after giving effect to such transaction, no condition or event shall exist which constitutes an Event of Default, or may constitute an Event of Default after notice or lapse of time or both.

17.	Vesting of Powers in Successors

Whenever the conditions of Section 16 have been fully observed and performed, the successor corporation shall possess and from time to time may exercise each and every right and power of the Corporation under this Debenture in the name of the Corporation or otherwise and any act or proceeding by any provision of this Debenture required to be done or performed by the Corporation or its officers may be done and performed with like force and effect by the successor corporation or its officers.

18.	Waiver

No waiver on the part of the Debentureholder in exercising any right or privilege hereunder and no waiver as to any Event of Default hereunder shall operate as a waiver thereof unless made in writing and signed by the Debentureholder. No written waiver shall preclude the further or other exercise by the Debentureholder of any right, power or privilege hereunder, or extend to or apply to any further Event of Default.

19.	Further Assurances

The Corporation shall from time to time forthwith on the Debentureholder’s request do, make and execute all such further assignments, documents, acts, matters and things as may be required by the Debentureholder with respect to give effect to the matters contemplated in the Credit Documents or any part thereof, including all matters contemplated in this Debenture.

20.	Notices

Any notice or communication to be given hereunder may be effectively given by delivering the same at the addresses hereinafter set forth or by sending the same by email or prepaid registered mail to the parties at such addresses. Any notice so mailed shall be deemed to have been received on the fifth Business Day next following the mailing thereof provided the postal service is in operation during such time. Any email notice shall be deemed to have been received on the Business Day next following the date of transmission. The mailing and email addresses of the parties for the purposes hereof shall respectively be:

if to the Debentureholder:	To the address set out on the face page.

if to the Corporation:	Nuran Wireless Inc.
2150 Cyrille-Duquet Street
Quebec, QC G1N 2G3

	Attention:	Francis Létourneau
	Email:	francis.letourneau@nuranwireless.com

Either party may from time to time notify the other party hereto, in accordance with the provisions hereof, of any change of address which thereafter, until changed by like notice, shall be the address of such party for all purposes of this Agreement.

21.	Successors and Assigns

This Debenture shall be binding upon and shall enure to the benefit of the Corporation and the Debentureholder and their respective successors and assigns, provided that neither party shall assign any of its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld.

22.	Governing Law and Submission to Jurisdiction

This Debenture and all other documents delivered to the Debentureholder hereunder shall be construed and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the Corporation and the Debentureholder hereby agrees that any legal suit, action or proceeding arising out of or relating to this Debenture and all such other documents may be instituted in the courts of the Province of British Columbia only and the parties accept and irrevocably submit to the jurisdiction of the said courts, and acknowledge their competence and agree to be bound by any judgment thereof.

23.	The Debentureholder agrees that it shall be prohibited from exercising any portion of this Debenture if the aggregate number of Common Shares of the Corporation owned or controlled, directly or indirectly, by the Debentureholder and any affiliates of the Debentureholder (including common shares of which the Debentureholder has deemed beneficial ownership), collectively, as a result of such exercise would equal or exceed 10% of the issued and outstanding common shares of the Corporation calculated on the date of exercise of the Debenture.

[remainder of page intentionally left blank]

DATED as of the 28th day of August, 2023.

NURAN WIRELESS INC.

Per:	/s/ “Jim Bailey” /s/ “Francis Letourneau”
Authorized Signatory

ACKNOWLEDGED AND AGREED AS OF THE 28th day of August, 2023.

/s/ “Masha Posen”
Masha Posen

Signature Page Debenture

SCHEDULE “A”

CONVERSION NOTICE

TO:	NURAN WIRELESS INC.

Reference is made to the Secured Convertible Debenture of Nuran Wireless Inc. dated August 28, 2023. Any term not otherwise defined in this Notice shall have the meaning ascribed to it in the Debenture.

The undersigned holder of the Debenture hereby gives notice that it elects to convert certain Indebtedness for the undernoted number of Units in accordance with the terms of the Debenture and as follows.

Amount of Indebtedness Being Converted:	$_____________________

Units to be Issued:	______________________

Effective Date:	______________________

The undersigned hereby directs that the shares are to be issued and delivered as follows:

Registration Instructions:	Delivery Instructions:

Dated this ______day ______________, 20______.

[DEBENTUREHOLDER]

Per:
Name:
Title:
(authorized signing officer)

Instructions for Conversion

This conversion notice is to be signed by the Debentureholder.

The Debenture must be surrendered at the office of the Corporation, located at 2150 Cyrille-Duquet Street, Quebec, QC, G1N 2G3 or by email to Francis Letourneau.

Fractional Units will not be issued on any conversion and in lieu thereof the Corporation will round up to the next full Unit if the fraction is 0.5 or greater, and will round down and issue no additional Unit if the fraction is below 0.5.

Upon surrender of the Debenture, the Corporation will issue to the Debentureholder the number of shares converted and shall deliver a certificate(s) or other evidence of such shares. The Corporation shall also deliver a new debenture in the event of a partial conversion.

If Units are to be issued in the name of a person other than the Debentureholder, all requisite transfer taxes must be tendered by the Debentureholder.

SCHEDULE “B”
TRANSFER FORM

TO:	NURAN WIRELESS INC.

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

Name

Address

Social Insurance Number, Social Security Number, or Tax Identification Number

$____________________________ of the principal amount of Debenture registered in the name of the undersigned represented by the within certificate (which amount must be $1,000 or an integral multiple thereof) and do hereby irrevocably constitute and appoint the Corporate Secretary of the Corporation attorney to transfer the said Debenture on the books of the Corporation with full power of substitution in the premises.

DATED this _____ day of ______________.

Signature of Debentureholder

Signature of Debentureholder

Name of Debentureholder (Please Print)

* Authorized Signature Name and Title